     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 2001.

                                                      REGISTRATION NO. 333-59246
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER


                           THE SECURITIES ACT OF 1933
                            ------------------------
                              CENDANT CORPORATION

             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                        06-09 18165
        (State or other jurisdiction of                         (I.R.S. Employer
        incorporation or organization)                         Identification No.)

                               9 WEST 57TH STREET
                               NEW YORK, NY 10019
                                 (212) 413-1800
                              FAX: (212) 413-1922
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
               of each Registrant's Principal Executive Offices)

                             JAMES E. BUCKMAN, ESQ.
                       VICE CHAIRMAN AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                 9 WEST 57TH ST
                               NEW YORK, NY 10019
                                 (212) 413-1800
                              FAX: (212) 413-1923

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                            ------------------------
                                    COPY TO:

        VINCENT J. PISANO, ESQ.                    ERIC J. BOCK, ESQ.
     Skadden, Arps, Slate, Meagher           Senior Vice President, Law and
              & Flom LLP                                Secretary
            4 Times Square                         Cendant Corporation
          New York, NY 10036                       9 West 57th Street
            (212) 735-3000                         New York, NY 10019
          Fax: (212) 735-2000                        (212) 413-1800
                                                   Fax: (212) 413-1922

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 20, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                 $1,479,258,000

                              CENDANT CORPORATION

 ZERO COUPON SENIOR CONVERTIBLE CONTINGENT DEBT SECURITIES (CODES(SM)) DUE 2021
           AND CD COMMON STOCK ISSUABLE UPON CONVERSION OF THE CODES
--------------------------------------------------------------------------------

    WE ISSUED THE CODES IN A PRIVATE PLACEMENT IN FEBRUARY 2001 AT AN ISSUE PRICE OF $608.41 PER CODES (60.841% OF THE PRINCIPAL AMOUNT AT MATURITY). SELLING SECURITYHOLDERS WILL USE THIS PROSPECTUS TO RESELL THEIR CODES AND THE SHARES OF CD COMMON STOCK ISSUABLE UPON CONVERSION OF THEIR CODES.

    HOLDERS MAY SURRENDER THE CODES FOR CONVERSION INTO SHARES OF OUR CD COMMON STOCK AT A CONVERSION RATE OF 33.40 SHARES OF OUR CD COMMON STOCK PER CODES UNDER ANY OF THE FOLLOWING CIRCUMSTANCES: (I) DURING ANY CONVERSION PERIOD IF THE CLOSING SALE PRICE OF OUR CD COMMON STOCK FOR AT LEAST 20 TRADING DAYS IN THE 30 CONSECUTIVE TRADING DAYS ENDING ON THE FIRST DAY OF SUCH CONVERSION PERIOD IS MORE THAN 110% OF THE ACCRETED CONVERSION PRICE PER CODES ON THAT THIRTIETH DAY; (II) IF THE CODES HAVE BEEN CALLED FOR REDEMPTION; (III) DURING SUCH PERIOD, IF ANY, THAT THE CREDIT RATING ASSIGNED TO THE CODES BY BOTH MOODY'S AND STANDARD & POOR'S IS BELOW A SPECIFIED LEVEL, OR IF NEITHER RATING AGENCY IS RATING THE CODES; AND (IV) UPON THE OCCURRENCE OF SPECIFIED CORPORATE TRANSACTIONS. THE CONVERSION RATE MAY BE ADJUSTED AS DESCRIBED IN THIS PROSPECTUS. THE CONVERSION RATE WILL NOT BE ADJUSTED FOR ACCRUED ORIGINAL ISSUE DISCOUNT.

    WE WILL NOT PAY INTEREST ON THE CODES PRIOR TO MATURITY UNLESS CONTINGENT INTEREST BECOMES PAYABLE OR WE ELECT TO CONVERT THE CODES TO SEMI-ANNUAL COUPON NOTES. ON FEBRUARY 13, 2021, A HOLDER WILL RECEIVE $1,000 PER CODES. THE ISSUE PRICE OF EACH CODES REPRESENTS A YIELD TO MATURITY OF 2.50% PER ANNUM CALCULATED FROM FEBRUARY 13, 2001 IF NO CONTINGENT INTEREST IS PAID.

    WE WILL PAY CONTINGENT INTEREST TO HOLDERS OF CODES DURING ANY SIX-MONTH PERIOD COMMENCING AFTER FEBRUARY 13, 2004 IF THE AVERAGE MARKET PRICE OF A CODES FOR A MEASUREMENT PERIOD PRECEDING SUCH SIX-MONTH PERIOD EQUALS 120% OR MORE OF THE SUM OF THE ISSUE PRICE AND ACCRUED ORIGINAL ISSUE DISCOUNT FOR SUCH CODES. THE CONTINGENT INTEREST PAYABLE PER CODES IN RESPECT OF ANY SIX-MONTH PERIOD WILL BE PAID ON THE ACCRETED VALUE OF THE CODES AT A RATE OF 2% OF CENDANT'S THEN-CURRENT ESTIMATED BORROWING RATE FOR SENIOR NON-CONVERTIBLE DEBT WITH A MATURITY DATE COMPARABLE TO THE CODES, BUT NOT GREATER THAN 0.25% PER SIX-MONTH PERIOD. FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, THE CODES WILL BE TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS. YOU SHOULD READ THE DISCUSSION OF SELECTED UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELEVANT TO THE CODES BEGINNING ON PAGE 29.

    HOLDERS MAY REQUIRE US TO PURCHASE ALL OR A PORTION OF THEIR CODES ON FEBRUARY 13, 2004, AT A PRICE OF $655.49 PER CODES, ON FEBRUARY 13, 2009 AT A PRICE OF $742.20 PER CODES AND ON FEBRUARY 13, 2014 AT A PRICE OF $840.37 PER CODES. WE MAY CHOOSE TO PAY THE PURCHASE PRICE IN CASH, CD COMMON STOCK OR A COMBINATION OF CASH AND CD COMMON STOCK. IN ADDITION, UPON A CHANGE IN CONTROL OF CENDANT OCCURRING ON OR BEFORE FEBRUARY 13, 2004, HOLDERS MAY REQUIRE US TO REPURCHASE ALL OR A PORTION OF THEIR CODES.

    WE MAY REDEEM ALL OR A PORTION OF THE CODES AT ANY TIME ON OR AFTER
FEBRUARY 13, 2004 AT THE PRICES SET FORTH IN "DESCRIPTION OF THE CODES--OPTIONAL REDEMPTION BY CENDANT."


    SHARES OF OUR CD COMMON STOCK ARE QUOTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "CD." THE LAST REPORTED SALE PRICE OF THE SHARES ON JULY 19, 2001 WAS $21.53 PER SHARE.


    INVESTING IN THE CODES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

    WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE CODES OR THE SHARES OF CD COMMON STOCK BY ANY OF THE SELLING SECURITYHOLDERS. THE CODES AND THE SHARES OF CD COMMON STOCK MAY BE OFFERED IN NEGOTIATED TRANSACTIONS OR OTHERWISE, AT MARKET PRICES PREVAILING AT THE TIME OF SALE OR AT NEGOTIATED PRICES. IN ADDITION, THE SHARES OF CD COMMON STOCK MAY BE OFFERED FROM TIME TO TIME THROUGH ORDINARY BROKERAGE TRANSACTIONS ON THE NEW YORK STOCK EXCHANGE. SEE "PLAN OF DISTRIBUTION." THE SELLING SECURITYHOLDERS MAY BE DEEMED TO BE "UNDERWRITERS" AS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED. IF THE SELLING SECURITYHOLDERS USE ANY BROKER-DEALERS, ANY COMMISSION PAID TO BROKER-DEALERS AND, IF BROKER-DEALERS PURCHASE ANY CODES OR SHARES OF CD COMMON STOCK AS PRINCIPALS, ANY PROFITS RECEIVED BY SUCH BROKER-DEALERS ON THE RESALE OF THE CODES OR SHARES OF CD COMMON STOCK MAY BE DEEMED TO BE UNDERWRITING DISCOUNTS OR COMMISSIONS UNDER THE SECURITIES ACT.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS            , 2001.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CENDANT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CENDANT SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


                                          PAGE
                                        --------
Cautionary Statement Concerning
  Forward-looking Statements..........      3

Risk Factors..........................      5

Cendant...............................      7

Use of Proceeds.......................      7

Description of the CODES..............      8

Description of CD Common Stock........     26



                                          PAGE
                                        --------

Certain United States Federal Income
  Tax Considerations..................     29

Selling Securityholders...............     34

Plan of Distribution..................     42

Legal Opinions........................     44

Experts...............................     44

Where You Can Find More Information...     44

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS



    Forward-looking statements in this prospectus about Cendant are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives.


    Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "project", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical acts. You should understand that the following important factors and assumptions could affect the future results of Cendant and could cause actual results to differ materially from those expressed in such forward-looking statements:


    - the effect of economic conditions and interest rate changes on the economy on a national, regional or international basis and the impact thereof on our businesses;



    - the effects of changes in current interest rates, particularly on our real estate franchise and mortgage businesses;



    - the resolution or outcome of our unresolved pending litigation relating to the previously announced accounting irregularities and other related litigation;



    - our ability to develop and implement operational and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;



    - competition in our existing and potential future lines of business and the financial resources of, and products available to, competitors;



    - our ability to integrate and operate successfully acquired and merged businesses and risks associated with such businesses, including the pending acquisition of Galileo International, Inc. and the acquisitions of Avis Group Holdings Inc. and Fairfield Communities Inc., the compatibility of the operating systems of the combining companies, and the degree to which our existing administrative and back-office functions and costs and those of the acquired companies are complementary or redundant;



    - our ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements and rating agencies;


    - competitive and pricing pressures in the vacation ownership and travel industries, including the car rental industry;

    - changes in the vehicle manufacturer repurchase arrangements between vehicle manufacturers and Avis Group Holdings, Inc. in the event that used vehicle values decrease; and

    - changes in laws and regulations, including changes in accounting standards and privacy policy regulation.


    Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control.

    You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the SEC. See "Where You Can Find More Information". Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page 5 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE ANY CODES.

WE HAVE HAD ACCOUNTING IRREGULARITIES AND RELATED LITIGATION AND GOVERNMENTAL
  INVESTIGATIONS.

    Cendant was created in December 1997, through the merger of HFS Incorporated into CUC International, Inc. with CUC surviving and changing its name to Cendant Corporation. On April 15, 1998, Cendant announced that in the course of transferring responsibility for Cendant's accounting functions from Cendant personnel associated with CUC prior to the merger to Cendant personnel associated with HFS before the merger and preparing for the report of first quarter 1998 financial results, Cendant discovered account irregularities in some of the CUC business units. As a result, Cendant, together with its counsel and assisted by auditors, immediately began an intensive investigation. As a result of the findings of the investigations, Cendant restated its previously reported financial results for 1997, 1996 and 1995 and the six months ended
June 30, 1998.

    Following the April 15, 1998 announcement of the discovery of accounting irregularities in the former business units of CUC, approximately 70 lawsuits claiming to be class actions, three lawsuits claiming to be brought derivatively on Cendant's behalf and several individual lawsuits and arbitration proceedings were commenced in various courts and other forums against Cendant and other defendants by or on behalf of persons claiming to be stockholders of Cendant and persons claiming to have purchased or otherwise acquired securities or options issued by CUC or Cendant between May 1995 and August 1998.

    The SEC and the United States Attorney for the District of New Jersey have conducted investigations relating to the matters referenced above. As a result of the findings from our internal investigations, we made all adjustments considered necessary by Cendant, which are reflected in its previously filed restated financial statements for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998. On June 14, 2000, pursuant to an offer of settlement made by Cendant, the SEC issued an Order Instituting Public Administrative Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease and Desist Order. In such Order, the SEC found that we had violated certain financial reporting provisions of the Exchange Act and ordered us to cease and desist from committing any future violations of such provisions. No financial penalties were imposed against us.


    On December 7, 1999, we announced that we had reached a preliminary agreement to settle the principal securities class action pending against Cendant in the U.S. District Court in Newark, New Jersey, brought on behalf of purchasers of all Cendant and CUC publicly traded securities, other than PRIDES, between May 1995 and August 1998. The PRIDES litigation had previously been settled through the issuance of rights. Under the settlement agreement, we would pay the class members approximately $2.85 billion in cash and 50% of any recovery we may obtain in connection with claims we have asserted against CUC's former public auditor. The definitive settlement document was approved by the U.S. District Court by order dated August 14, 2000. Certain parties in the class action have appealed various aspects of the District Court's orders approving the settlement. The U.S. Court of Appeals for the Third Circuit heard oral arguments for all appeals on May 22, 2001; the Court reserved its decision. The settlement agreement required us to post collateral in the form of credit facilities and/or surety bonds by November 13, 2000, which we have done.


    The settlement does not encompass all litigations asserting against us claims associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our financial position or liquidity.

AN ACTIVE TRADING MARKET FOR CODES MAY NOT DEVELOP.

    We cannot assure you that an active trading market for the CODES will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their CODES or the price at which holders of the CODES will be able to sell their CODES. Future trading prices of the CODES will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL PURCHASE OR THE PURCHASE AT THE OPTION OF THE HOLDER.

    On February 13, 2004, February 13, 2009 and February 13, 2014, and upon the occurrence of a change in control of Cendant occurring on or before February 13, 2004, holders of CODES may require us to purchase their CODES. However, it is possible that we would not have sufficient funds at that time to make the required purchase of CODES. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a change in control under the indenture. See "Description of CODES--Purchase of CODES at the Option of Holder" and "--Repurchase at Option of Holders Upon Change in Control."

OUR HOLDING COMPANY STRUCTURE RESULTS IN STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON CODES.

    The CODES are obligations exclusively of Cendant. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the CODES, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

    Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the CODES or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

    Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the CODES to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING
  CODES.

    While the proper tax treatment of a holder of CODES is uncertain, we and each holder have agreed in the indenture to treat the CODES as "contingent debt instruments." Under this characterization, a holder will be required to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing (9.47%), even though the CODES will have a lower yield to maturity. A holder will recognize taxable income significantly in excess of cash received while the CODES are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the CODES at a gain. See "Certain United States Federal Income Tax Considerations."

                                    CENDANT

    Cendant is one of the foremost providers of travel and real estate services in the world. We were created through the merger of HFS into CUC in December 1997 with the resultant corporation being renamed Cendant Corporation.


    We operate in four business segments--Hospitality, Real Estate Services, Vehicle Services, and Financial Services. Our businesses provide a wide range of complementary consumer and business services. Our businesses are intended to complement one another and create cross-marketing opportunities both within each segment and between segments.



    - Our Hospitality segment franchises hotel businesses and facilitates the sale and exchange of vacation ownership intervals;



    - Our Real Estate Services segment franchises real estate brokerage businesses, provides home buyers with mortgages and assists in employee relocations;



    - Our Vehicle Services segment franchises and operates car rental businesses, provides fleet management services to corporate clients and government agencies and operates parking facilities in the United Kingdom; and



    - Our Financial Services segment provides marketing strategies primarily to financial institutions through offering an array of financial and insurance-based products to consumers, franchises tax preparation service businesses and provides consumers with access to a variety of discounted products and services.



    As a franchisor of hotels, residential and commercial real estate brokerage offices, car rental operations and tax preparation services, we license the owners and operators of independent businesses the right to use our brand names. We do not own or operate hotels, real estate brokerage offices or tax preparation offices. Instead, we provide our franchisees with services designed to increase their revenue and profitability.


    Our principal executive offices are located at 9 West 57th Street, New York, New York 10019. Our telephone number is (212) 413-1800. Our Web site is www.cendant.net. The information contained on our Web site is not incorporated by reference in this prospectus.

    All references to "we," "us," "our," or "Cendant" in this prospectus are to Cendant Corporation.

                                      ***


    We continually explore and conduct discussions with regards to acquisitions and other strategic corporate transactions in our industries and in other franchise, franchisable or service businesses in addition to transactions previously announced. As part of our regular on-going evaluation of acquisition opportunities, we currently are engaged in a number of separate, unrelated preliminary discussions concerning possible acquisitions. The purchase price for the possible acquisitions may be paid in cash, through the issuance of CD common stock or of our other securities, borrowings, or a combination thereof. Prior to consummating any such possible acquisition, we will need to, among other things, initiate and complete satisfactorily our due diligence investigations; negotiate the financial and other terms (including price) and conditions of such acquisitions; obtain appropriate Board of Directors, regulatory and other necessary consents and approvals; and, if necessary, secure financing. No assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. In the past, we have been involved in both relatively small acquisitions and acquisitions which have been significant.


                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale by any selling securityholder of the CODES or the shares of CD common stock issuable upon conversion of the CODES.

                            DESCRIPTION OF THE CODES

    We issued the CODES under an indenture dated as of February 13, 2001, between us and The Bank of New York, as trustee. The terms of the CODES include those provided in the indenture and those provided in the registration rights agreement dated as of February 13, 2001, between us and Lehman Brothers Inc.

    The following description is only a summary of the material provisions of the CODES and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these CODES. You may request copies of these documents at our address set forth below under "Where You Can Find More Information."

    When we refer to Cendant in this section, we refer only to Cendant Corporation, a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE CODES

    The CODES are:

    - limited to $1,479,258,000 aggregate principal amount at maturity;

    - general unsecured, unsubordinated obligations, and, as indebtedness of Cendant, will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

    - convertible into our CD common stock as described below under "Conversion Rights;"

    - redeemable at our option on or after February 13, 2004 upon the terms and at the redemption prices set forth below under "--Optional Redemption by Cendant;"

    - subject to repurchase by us at your option upon the terms and at the repurchase prices set forth below under "--Purchase of CODES at the Option of the Holder" and "--Repurchase at Option of Holders Upon Change in Control;" and

    - due on February 13, 2021, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

    The CODES were originally offered at a substantial discount from their principal amount at maturity. See "Certain United States Federal Income Tax Considerations--Accrual of Interest." Except as described below under "Optional Conversion to Semiannual Coupon Note Upon Tax Event," we will not make periodic payments of interest on the CODES, other than contingent interest described below under "--Contingent Interest." Each CODES was issued at an issue price of $608.41 per CODES. However, original issue discount will accrue on the CODES while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a CODES. Original issue discount will accrue at a rate of 2.50% per annum from the date of issuance. Original issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The issue date of the CODES and the commencement of accrual of original discount was February 13, 2001.

    Original issue discount will cease to accrue on a CODES upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a CODES that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled.

    The CODES will be debt instruments treated as contingent payment debt instruments for United States federal income tax purposes and were issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the CODES, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the yield of 2.50% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Considerations."

    The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect holders in the event of a highly leveraged transaction or a change in control of Cendant except to the extent described below under "--Repurchase at Option of Holders Upon Change in Control." The CODES are not subject to legal or covenant defeasance.

    For information regarding conversion, registration of transfer and exchange of global CODES, see "--Form, Denomination and Registration."

CONVERSION RIGHTS

    Holders may convert any outstanding CODES (or portions of outstanding CODES) into our CD common stock at a conversion rate of 33.40 shares per $1,000 principal amount at maturity of CODES. The conversion price is, however, subject to adjustment as described below. We will not issue fractional shares of CD common stock upon conversion of CODES. Instead, we will pay a cash adjustment based upon the closing sale price of our CD common stock on the trading day immediately preceding the conversion date. A holder may convert CODES only in denominations of $1,000 and whole multiples of $1,000.

    GENERAL

    Holders may surrender CODES for conversion into our CD common stock prior to stated maturity if any of the following conditions is satisfied:

    - during any conversion period if the closing sale price of our CD common stock for at least 20 trading days in the 30 trading day period ending on the first day of such conversion period is more than 110% of the accreted conversion price per CODES at that thirtieth trading day;

    - if we have called the CODES for redemption;

    - during such period, if any, that the credit rating assigned to the CODES by both Moody's and Standard & Poor's is below a specified level, or if neither rating agency is rating the CODES; and

    - upon the occurrence of specified corporate transactions.

    CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

    A holder may surrender any of its CODES for conversion into our CD common stock during any conversion period if the closing sale price of our CD common stock on the principal national securities exchange on which the CD common stock is listed, for at least 20 trading days in the 30 trading day period ending on the first day of such conversion period, exceeds 110% of the accreted conversion price per CODES with a $1,000 principal amount at maturity on that thirtieth day. The accreted conversion price per CODES with a $1,000 principal amount at maturity as of any day equals the quotient of the issue price of a CODES plus the accrued original issue discount for such CODES, divided by the number of shares of CD common stock issuable upon conversion of the CODES on that day. A conversion period will be the period from and including the thirtieth trading day in a fiscal quarter to but not including the thirtieth trading day in the immediately following fiscal quarter.

    The conversion agent, which is The Bank of New York, will, on our behalf, determine daily if the CODES are convertible as a result of the market price of our common shares and notify us and the trustee.

    CONVERSION UPON CREDIT RATING EVENT

    A holder may surrender any of its CODES for conversion during any period in which the credit rating assigned to the CODES by both Moody's and Standard & Poor's is below Baa3 or BBB-, respectively, if the credit rating assigned to the CODES is suspended or withdrawn by both such rating agencies or if neither rating agency is rating the CODES.

    CONVERSION UPON NOTICE OF REDEMPTION

    A holder may surrender for conversion any CODES called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a CODES, however, the holder may not surrender that CODES for conversion until the holder has withdrawn the notice in accordance with the indenture.

    CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

    Even if the market price condition described above has not occurred, if we elect to:

    - distribute to all holders of CD common stock certain rights entitling them to purchase, for a period expiring within 60 days, CD common stock at less than the quoted price at the time, or

    - distribute to all holders of our CD common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of the CD common stock on the day preceding the declaration date for such distribution, except in relation to any distribution of assets, debt securities or rights to purchase securities of Cendant Membership Services, Inc. or successor to Cendant Membership Services Inc.'s business, we must notify the holders of CODES at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their CODES for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

    In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our CD common stock would be converted into cash, securities or other property, a holder may surrender CODES for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our CD common stock are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a CODES into CD common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its CODES immediately prior to the transaction. If the transaction also constitutes a "change in control," as defined below, the holder can require us to purchase all or a portion of its CODES as described under "--Repurchase at Option of Holders Upon Change in Control."

    The accreted conversion price per CODES as of any day will equal the sum of the issue price of a CODES plus the accrued original issue discount for such CODES, with that sum divided by the number of shares of CD common stock issuable upon a conversion of a CODES on that day.

    The conversion agent will on our behalf determine at the end of each quarter if the CODES are convertible and notify us and the trustee.

    On conversion of a CODES, a holder will not receive any cash payment of interest representing accrued original issue discount. By delivering to the holder the number of shares of CD common stock issuable upon conversion, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the CODES. That is, accrued but unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

    You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our CD common stock if you exercise your conversion rights, but you will be required to pay any transfer taxes or duties which may be payable relating to any transfer involved in the issuance or delivery of CD common stock in a name other than yours. Certificates representing shares of CD common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

    To convert a global CODES, you must deliver to The Depositary Trust Company, or DTC, the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive CODES, you must:

    - complete the conversion notice on the back of the CODES (or a facsimile thereof);

    - deliver the completed conversion notice and the CODES to be converted to the specified office of the conversion agent;

    - pay all funds required, if any, relating to interest on the CODES to be converted to which you are not entitled; and

    - pay all transfer taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The CODES will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of CD common stock into which the CODES are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

    The conversion rate will not be adjusted for accrued original issue discount. We will adjust the initial conversion rate for:

    - dividends or distributions on shares of our CD common stock payable in shares of CD common stock or other capital stock of Cendant;

    - subdivisions, combinations or certain reclassifications of our shares of CD common stock;

    - distributions to all holders of shares of CD common stock of certain rights to purchase shares of CD common stock for a period expiring within 60 days at less than the market price at the time; and

    - distributions to all holders of shares of CD common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the closing price of the shares of CD common stock on the day preceding the date of declaration of such dividend or other distribution).

    However, no adjustment need be made if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of CD common stock, distributed to stockholders

    - equals or exceeds the average quoted price of the CD common stock, or

    - such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a CODES will be entitled to receive upon conversion, in addition to the shares of CD common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such CODES immediately prior to the record date for determining the shareholders entitled to receive the distribution.

    In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our CD common stock, in each case over a measurement period following the distribution.

    In the event we elect to make a distribution described in the third or fourth bullet of the third preceding paragraph above which, in the case of the fourth bullet, has a per share value equal to more than 10% of the sale price of our shares of CD common stock on the day preceding the declaration date for such distribution, except in relation to any distribution of assets, debt securities or rights to purchase securities of Cendant Membership Services, Inc. or any successor to Cendant Membership Services Inc.'s business, we will be required to give notice to the holders of CODES at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the CODES may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a CODES to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

    The indenture permits us to increase the conversion rate from time to time.

    In the event of:

    - a taxable distribution to holders of shares of our CD common stock which results in an adjustment of the conversion rate; or

    - an increase in the conversion rate at our discretion,

the holders of the CODES may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

    If we exercise our option to have interest instead of original issue discount accrue on the CODES following a Tax Event, or if contingent interest is payable, the holder will be entitled on conversion to receive the same number of shares of CD common stock the holder would have received if we had not exercised such option. If we exercise this option, CODES surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, unless such CODES have been called for redemption, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the CODES. Except where CODES are surrendered for conversion after a record date as described above, we will not pay interest on converted CODES on any interest payment date subsequent to the date of conversion. See "--Optional Conversion to Semi-annual Coupon Note Upon Tax Event."

CONTINGENT INTEREST

    Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of CODES during any six-month period from February 13 to August 12 and from August 13 to February 12, commencing February 13, 2004, if the average market price of a CODES for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such CODES to the day immediately preceding the relevant six-month period. See "--Optional Redemption by Cendant" for some of these values.

    The amount of contingent interest payable per CODES in respect of any six-month period will equal 2% of our estimated borrowing rate for senior non-convertible fixed-rate indebtedness with a maturity date comparable to the CODES (but in no case more than 0.25%) multiplied by the sum of the issue price and the accrued original issue discount as of the day immediately preceding the relevant six-month period.

    Contingent interest, if any, will accrue and be payable to holders of CODES as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period.

    The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

    The market price of a CODES on any date of determination means the average of the secondary market bid quotations per CODES obtained by the bid solicitation agent for $10 million principal amount at maturity of CODES at approximately 4:00 p.m., New York City time, on such determination date from two unaffiliated securities dealers we select, provided that if:

    - at least two such bids are not obtained by the bid solicitation agent, or

    - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the CODES,

then the market price of the CODES will equal (a) the then applicable conversion rate of the CODES multiplied by (b) the average closing price of our CD common stock on the five trading days ending on such determination date, appropriately adjusted.

    The bid solicitation agent is currently The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the CODES.

    Upon determination that CODES holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our Web site.

    In the event contingent interest is payable, we will not pay interest accrued and unpaid on any CODES that is converted into our CD common stock, except under certain limited circumstances. See "--Conversion Rights." If a holder of CODES converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date contingent interest accrued and paid on such CODES, notwithstanding the conversion of such CODES prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such CODES for conversion, it must pay us an amount equal to the contingent interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, CODES that are called by us for redemption. Accordingly, if we redeem CODES on a date after a record date for an interest payment but prior to the corresponding contingent interest payment date, and prior to the redemption date the holder of such CODES chooses to convert such CODES, the holder will not be required to pay us, at the time it surrenders such CODES for conversion, the amount of interest on such CODES it will receive on the interest payment date.

    We will not pay contingent interest, if any, to a person other than the holder of record on the record date if we redeem the CODES on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the CODES being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such CODES.

    Except as provided below, we will pay contingent interest on:

    - the global CODES to DTC in immediately available funds;

    - definitive CODES having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these CODES; and

    - definitive CODES having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these CODES.

    Contingent interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION BY CENDANT

    No sinking fund is provided for the CODES. Prior to February 13, 2004, the CODES will not be redeemable at our option. Beginning on February 13, 2004, we may redeem the CODES for cash as a whole at any time, or from time to time in part. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of CODES. CODES or portions of CODES called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

    The table below shows redemption prices of a CODES on February 13, 2004, at each February 13th thereafter prior to maturity and the price at maturity on February 13, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date or to maturity. The redemption price of a CODES redeemed between such dates would include an additional amount reflecting the additional discount accreted since the next preceding date in the table. In addition to the amounts indicated below, the redemption price will include accrued contingent interest, if any.

                                        CODES ISSUE   ACCRUED ORIGINAL   REDEMPTION
REDEMPTION DATE                            PRICE       ISSUE DISCOUNT      PRICE
---------------                         -----------   ----------------   ----------
February 13:
2004..................................    $608.41         $ 47.08        $  655.49
2005..................................     608.41           63.57           671.98
2006..................................     608.41           80.48           688.89
2007..................................     608.41           97.81           706.22
2008..................................     608.41          115.57           723.98
2009..................................     608.41          133.79           742.20
2010..................................     608.41          152.46           760.87
2011..................................     608.41          171.60           780.01
2012..................................     608.41          191.22           799.63
2013..................................     608.41          211.34           819.75
2014..................................     608.41          231.96           840.37
2015..................................     608.41          253.10           861.51
2016..................................     608.41          274.77           883.18
2017..................................     608.41          296.99           905.40
2018..................................     608.41          319.76           928.17
2019..................................     608.41          343.11           951.52
2020..................................     608.41          367.05           975.46
At stated maturity....................     608.41          391.59         1,000.00

    If converted to semi-annual coupon notes following the occurrence of a Tax Event, the CODES will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of conversion through the conversion date. However, in no event may the CODES be redeemed prior to February 13, 2004. See "Optional Conversion to Semiannual Coupon Note Upon Tax Event."

    If we redeem less than all of the outstanding CODES, the trustee shall select the CODES to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000. If a portion of a holder's CODES is selected for partial redemption and the holder converts a portion of the CODES, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF CODES AT THE OPTION OF HOLDER

    On February 13, 2004, February 13, 2009 and February 13, 2014, holders may require us to purchase any outstanding CODES for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their CODES for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the third business day prior to the purchase date.

    The purchase price of a CODES will be:

    - $655.49 per CODES on February 13, 2004,

    - $742.20 per CODES on February 13, 2009, and

    - $840.37 per CODES on February 13, 2014.

    The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. If prior to a purchase date the CODES have been converted to semi-annual coupon CODES following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "Optional Conversion to Semi-annual Coupon Note Upon Tax Event."

    We may, at our option, elect to pay the purchase price in cash or shares of our CD common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, CD common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations."

    We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

    - whether we will pay the purchase price of CODES in cash or CD common stock or any combination thereof, specifying the percentages of each;

    - if we elect to pay in common stock, the method of calculating the market price of our CD common stock; and

    - the procedures that holders must follow to require us to purchase their CODES as described below.

    The purchase notice given by each holder electing to require us to purchase CODES shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

    - the certificate numbers of the holder's CODES to be delivered for purchase;

    - the portion of the principal amount at maturity of CODES to be purchased, which must be $1,000 or an integral multiple of $1,000;

    - that the CODES are to be purchased by us pursuant to the applicable provisions of the CODES; and

    - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in CD common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in CD common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

           (i) to withdraw the purchase notice as to some or all of the CODES to which it relates; or

           (ii) to receive cash in such event in respect of the entire purchase price for all CODES or portions of CODES subject to such purchase notice.

    If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all CODES subject to the purchase notice in these circumstances.

    A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

    - the principal amount at maturity being withdrawn;

    - the certificate numbers of the CODES being withdrawn; and

    - the principal amount at maturity, if any, of the CODES that remain subject to the purchase notice.

    If we elect to pay the purchase price, in whole or in part, in shares of our CD common stock, the number of shares of CD common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in our CD common stock divided by the market price of a share of our CD common stock. The "market price" of our CD common stock means the average of the sale prices of our CD common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five day trading period will end on the last trading day prior to such third business day. We will adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to our CD common stock.

    The "sale price" of our CD common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our CD common stock is traded or, if our CD common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq.

    Because the market price of our CD common stock is determined prior to the applicable purchase date, holders of CODES bear the market risk with respect to the value of our CD common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in shares of our CD common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

    In addition to the above conditions, our right to purchase CODES, in whole or in part, with common stock is subject to our satisfying various conditions, including:

    - listing such CD common stock on the principal United States securities exchange on which our CD common stock is then listed;

    - the registration of our CD common stock under the Securities Act and the Exchange Act, if required; and

    - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

    If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the CODES of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations." We may not change the form or components or percentages of components of consideration to be paid for the CODES once we have given the notice that we are required to give to holders of CODES, except as described in the first sentence of this paragraph.

    In connection with any purchase offer, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    Our obligation to pay the purchase price for a CODES for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the CODES, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the CODES to be paid promptly following the later of the purchase date or the time of delivery of the CODES.

    If the paying agent holds money or securities sufficient to pay the purchase price of the CODES on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the CODES will cease to be outstanding and original issue discount on such CODES will cease to accrue, whether or not the CODES is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the CODES.

    Our ability to purchase CODES with cash may be limited by the terms of our then existing borrowing agreements.

    We may not purchase any CODES at the option of holders if an event of default with respect to the CODES has occurred and is continuing, other than a default in the payment of the purchase price with respect to such CODES.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

    In the event of a change in control occurring on or prior to February 13, 2004, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's CODES in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such CODES equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the CODES no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus as the "change in control purchase date."

    If prior to a change in control purchase date the CODES have been converted to semiannual coupon CODES following the occurrence of a Tax Event, we will be required to purchase the CODES at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

    Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of CODES at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

    - the events causing a change in control;

    - the date of such change in control;

    - the last date on which a holder may exercise the purchase right;

    - the change in control purchase price;

    - the change in control purchase date;

    - the name and address of the paying agent and the conversion agent;

    - the conversion rate and any adjustments to the conversion rate;

    - that CODES with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

    - the procedures that holders must follow to exercise these rights.

    To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

    - the certificate numbers of the CODES to be delivered by the holder;

    - the portion of the principal amount at maturity of CODES to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

    - that we are to purchase such CODES pursuant to the applicable provisions of the CODES.

    A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

    - the principal amount at maturity of the CODES being withdrawn;

    - the certificate numbers of the CODES being withdrawn; and

    - the principal amount at maturity, if any, of the CODES that remain subject to a change in control purchase notice.

    Our obligation to pay the change in control purchase price for a CODES for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the CODES, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such CODES to be paid in cash promptly following the later of the change in control purchase date or the time of delivery of such CODES.

    If the paying agent holds money sufficient to pay the change in control purchase price of the CODES on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such CODES will cease to accrue, whether or not the CODES is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the CODES.

    Under the indenture, a "change in control" of Cendant is deemed to have occurred at such time as:

    - any person, including its affiliates and associates, other than us, our subsidiaries or their employee benefit plans, files a Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the direct or indirect beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

    - there shall be consummated any share exchange, consolidation or merger of Cendant pursuant to which the shares of CD common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Cendant in which the holders of the CD common stock immediately prior to the share exchange, consolidation or merger of Cendant have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

    The indenture does not permit our board of directors to waive our obligation to purchase CODES at the option of holders in the event of a change in control.

    In connection with any purchase offer in the event of a change in control, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    The change in control purchase feature of the CODES may in certain circumstances make more difficult or discourage a takeover of Cendant. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

    - to accumulate shares of our common stock;

    - to obtain control of Cendant by means of a merger, tender offer, solicitation or otherwise; or

    - part of a plan by management to adopt a series of anti-takeover provisions.

    Instead, the change in control purchase feature is a standard term contained in securities similar to the CODES.

    Our ability to purchase CODES with cash may be limited by the terms of our then existing borrowing agreements.

    We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the CODES but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

    We may not purchase CODES at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the CODES, other than a default in the payment of the change in control purchase price with respect to the CODES.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

    From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 2.50% per year on a principal amount per CODES (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date"). Except as otherwise described in this section, the other terms of the CODES will remain unchanged in all material respects.

    Such interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of February 13 and August 13 of each year to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest, the redemption price, purchase price and change in control purchase price on the CODES will be adjusted. However, there will be no change in the holder's conversion rights.

    A "Tax Event" means that Cendant shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after February 8, 2001, as a result of:

    - any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

    - any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after February 8, 2001 there is more than an insubstantial risk that interest (including original issue discount and contingent interest, if any) payable on the CODES either:

    - would not be deductible on a current accrual basis, or

    - would not be deductible under any other method,

in either case, in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

    The modification of the terms of CODES by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the CODES with respect to the semiannual payments of interest due on the CODES after the option exercise date. See "Certain United States Federal Income Tax Considerations."

MERGER AND SALES OF ASSETS

    The indenture provides that Cendant may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person unless, among other things,

    - the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

    - such person assumes all obligations of Cendant under the CODES and the indenture; and

    - Cendant or such successor is not then or immediately thereafter in default under the indenture.

    The occurrence of certain of the foregoing transactions could constitute a change of control.

EVENTS OF DEFAULT

    Each of the following constitutes an event of default under the indenture:

    - default in the payment of the redemption price or purchase price (including change in control purchase price);

    - default in the payment of any contingent interest, liquidated damages or, if the CODES have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest, in each case, when due and payable, and continuance of such default for a period of 30 days;

    - default in the performance of or breach of any other of our covenants or agreements in the indenture or under the CODES (other than a default specified above) following notice of such default by the trustee or the holders of 25% or more in aggregate principal amount at maturity of the CODES and such default or breach continues for a period of 60 consecutive days after receipt by Cendant of such notice;

    - there occurs with respect to any obligations for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") of Cendant or certain subsidiaries of Cendant having an outstanding principal amount of $50.0 million or more in the aggregate for all such issues, whether such Indebtedness now exists or shall hereafter be created,

           (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the thirtieth day following notice of such default by the trustee or the holders of 25% or more in aggregate principal amount at maturity of the CODES; and/or

           (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended by the thirtieth day following notice of such default by the trustee or the holders of 25% or more in aggregate principal amount at maturity of the CODES;

    - certain events of bankruptcy or insolvency affecting Cendant.

    If an event of default specified in the last two bullet points above occurs and is continuing, then automatically the issue price plus the original issue discount on the CODES, accrued through the date of such event, and any accrued and unpaid contingent interest through such date shall become immediately due and payable. If any other event of default shall occur and be continuing, (the default not having been cured or waived as provided under "Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount at maturity of the CODES then outstanding may declare the issue price plus the original issue discount on the CODES accrued through the date of such declaration, and any accrued and unpaid contingent interest through such date, due and payable. Upon any such accelerations the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of CODES by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the CODES then outstanding upon the conditions provided in the indenture. In the event of a declaration of acceleration because an event of default set forth in the fourth bullet point above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the Indebtedness that is the subject of such event of default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be.

    We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the CODES or shares of CD common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

MODIFICATION AND WAIVER

    The indenture (including the terms and conditions of the CODES) may be modified or amended by us and the trustee, without the consent of the holder of any CODES, for the purposes of, among other things:

    - adding to our covenants for the benefit of the holders of CODES;

    - surrendering any right or power conferred upon us;

    - providing for the assumption of our obligations to the holders of CODES in the case of a permitted merger, consolidation, conveyance, transfer or lease;

    - complying with the requirements of the SEC in connection with the registration of the CODES under the Securities Act and the qualification of the indenture under the Trust Indenture Act, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of CODES in any material respect; and

    - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of CODES in any material respect.

    Modifications and amendments to the indenture or to the terms and conditions of the CODES may also be made, and past defaults by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the CODES at the time outstanding.

    However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each CODES so affected:

    - change the stated maturity of any CODES;

    - reduce the principal amount at maturity, issue price, redemption price or purchase price (including change in control purchase price) on any CODES;

    - change the currency of payment of such CODES or interest thereon;

    - alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any CODES or extend the time of payment of any such amount;

    - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders, or adversely affect the conversion rights of holders of the CODES;

    - reduce the percentage in aggregate principal amount at maturity of CODES outstanding necessary to modify or amend the indenture or to waive any past default; or

    - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any CODES.

GOVERNING LAW

    The indenture and the CODES will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

    The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the CODES. Mellon Investor Services is the transfer agent and registrar for our CD common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

FORM, DENOMINATION AND REGISTRATION

    DENOMINATION AND REGISTRATION. The CODES are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and whole multiples of $1,000.

    GLOBAL CODES: BOOK-ENTRY FORM. Except as provided below, the CODES are evidenced by one or more global CODES deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

    Record ownership of the global CODES may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. Owners of beneficial interests in the CODES may hold their interests in the global CODES directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Owners may also beneficially own interests in the global CODES held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

    So long as Cede & Co., as nominee of DTC, is the registered owner of the global CODES, Cede & Co. for all purposes will be considered the sole holder of the global CODES. Except as provided below, owners of beneficial interests in the global CODES:

    - will not be entitled to have certificates registered in their names;

    - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

    - will not be considered holders of the global CODES.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global CODES to transfer the beneficial interest in the global CODES to such persons may be limited.

    We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global CODES to Cede & Co., the nominee of DTC, as the registered owner of the global CODES. None of Cendant, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global CODES to owners of beneficial interests in the global CODES.

    It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global CODES, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the CODES represented by the global CODES, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in CODES represented by the global CODES held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

    If you would like to convert your CODES into CD common stock pursuant to the terms of the CODES, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

    Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the CODES represented by global CODES to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

    Neither Cendant nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the CODES, including, without limitation, the presentation of the CODES for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global CODES are credited and only for the principal amount of the CODES for which directions have been given.

    DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as Lehman Brothers Inc. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global CODES among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause CODES to be issued in definitive form in exchange for the global CODES. None of Cendant, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global CODES.

    According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DISCHARGE OF THE INDENTURE

    We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding CODES or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the CODES have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding CODES and paying all other sums payable under the indenture by us.

CALCULATIONS IN RESPECT OF CODES

    We will be responsible for making all calculations called for under the CODES. These calculations include, but are not limited to, determination of the market prices of the CODES and of our CD common stock and amounts of contingent interest payments, if any, payable on the CODES. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of CODES. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

    If a bankruptcy proceeding is commenced in respect of Cendant, the claim of the holder of a CODES is, under Title 11 of the United States Code, limited to the issue price of the CODES plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the CODES will be effectively subordinated to the indebtedness and other obligations of our subsidiaries.

                         DESCRIPTION OF CD COMMON STOCK

    The following description of Cendant's CD common stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions thereof set forth in our Amended and Restated Certificate of Incorporation (the "Certificate"), and Amended and Restated By-laws (the "By-laws") which are filed as exhibits to the registration statement related to this prospectus.


    We are authorized to issue up to 2,000,000,000 shares of CD common stock, par value $.01 per share. As of June 30, 2001, there were 857,074,916 shares of CD common stock outstanding.


GENERAL


    In March 2000, our outstanding common stock was reclassified as CD common stock and we created a series of common stock designated as Move.com common stock. The Move.com common stock was designed to track the performance of our Move.com Group, and the CD common stock represents our interests in the remainder of our business and our interest in Move.com Group. No shares of Move.com common stock are outstanding. For a description of the terms of our CD common stock, see "Summary Comparison of Terms of Existing Common Stock with Terms of CD Common Stock and Move.com Stock" in the Proxy Statement dated February 10, 2000, which is incorporated by reference herein.


    Subject to the rights of the holders of any shares of our preferred stock which may at the time be outstanding, holders of CD common stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. The holders of common stock will possess exclusive voting rights in us, except to the extent the Board of Directors specifies voting power with respect to any preferred stock issued. Except as hereinafter described, holders of CD common stock are entitled to one vote for each share of CD common stock, but will not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding up of Cendant, the holders of common stock are entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any remaining assets of Cendant. Holders of the CD common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of CD common stock sold hereunder will be fully paid and non-assessable upon issuance against full payment of the purchase price therefor. The CD common stock is listed on the New York Stock Exchange under the symbol "CD."

CERTAIN PROVISIONS

    The provisions of the Certificate and By-Laws which are summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

CLASSIFIED BOARD

    The Board of Directors is divided into three classes that are elected for staggered three-year terms. A director may be removed by the stockholders without cause only by the affirmative vote of the holders, voting as a single class, of 80% or more of the total number of votes entitled to be cast by all holders of the voting stock, which shall include all capital stock of Cendant which by its terms may vote on all matters submitted to stockholders of Cendant generally.

COMMITTEES OF THE BOARD OF DIRECTORS

    Pursuant to the Certificate, the Board of Directors' authority to designate committees shall be subject to the provisions of the By-Laws. The Board of Directors may designate one or more directors as alternate members of any committee to fill any vacancy on the committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise. Pursuant to the By-Laws, the Board of Directors shall have the following committees:

    EXECUTIVE COMMITTEE. An Executive Committee that shall consist of not less than three directors elected by a majority vote of the Board of Directors.

    COMPENSATION COMMITTEE. A Compensation Committee consisting of not less than three directors elected by a majority vote of the Board of Directors.

    AUDIT COMMITTEE. An Audit Committee consisting of not less than four directors elected by a majority vote of the Board of Directors.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any directors elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of directors shall shorten the term of any incumbent director.

SPECIAL MEETINGS OF STOCKHOLDERS

    A special meeting of stockholders may be called only by the Chairman of the Board of Directors, the President or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

QUORUM AT STOCKHOLDER MEETINGS

    The holders of one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

STOCKHOLDER ACTION BY WRITTEN CONSENT

    Stockholder action by written consent in lieu of a meeting is prohibited under the Certificate. As a result, stockholder action can be taken only at an annual or special meeting of stockholders. This prevents the holders of a majority of the outstanding voting stock of Cendant from using the written consent procedure to take stockholder action without giving all the stockholders of Cendant entitled to vote on a proposed action the opportunity to participate in determining the proposed action.

ADVANCE NOTICE OF STOCKHOLDER--PROPOSED BUSINESS AT ANNUAL MEETINGS

    The By-Laws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Cendant. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Cendant not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:
(i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on Cendant's books, of the stockholder proposing such business, (iii) the class and number of shares of Cendant which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

    In addition, the By-Laws provide that for a stockholder to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to the Secretary of Cendant. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Cendant (i) in the case of an annual meeting, at least 90 days prior to the anniversary date of the last annual meeting of Cendant stockholders and (ii) with respect to a special meeting of stockholders, the close of business on the 10th day following the date on which notice of such meeting is first given to stockholders. Such stockholder's notice to the Secretary must set forth: (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated,
(ii) a representation that the stockholder is holder of record of common stock and intends to appear in person or by proxy at the meeting to nominate each such nominee, (iii) a description of all arrangements between such stockholder and each nominee, (iv) such other information with respect to each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, and (v) the consent of each nominee to serve as director of the Company if so elected.

FAIR PRICE PROVISIONS

    Under the Delaware General Corporation Law and the Certificate, an agreement of merger, sale, lease or exchange of all or substantially all of Cendant's assets must be approved by the Board of Directors and adopted by the holders of a majority of the outstanding shares of stock entitled to vote thereon. However, the Certificate includes what generally is referred to as a "fair price provision," which requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of Cendant's directors, voting together as a single class, to approve certain business combination transactions (including certain mergers, recapitalization and the issuance or transfer of securities of Cendant or a subsidiary having an aggregate fair market value of $10 million or more) involving Cendant or a subsidiary and an owner or any affiliate of an owner of 5% or more of the outstanding shares of capital stock entitled to vote, unless either (i) such business combination is approved by a majority of disinterested directors, or (ii) the shareholders receive a "fair price" for their securities and certain other procedural requirements are met. The Certificate provides that this provision may not be repealed or amended in any respect except by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material U.S. federal income tax consequences relevant to holders of CODES and is based on the advice of Skadden, Arps, Slate, Meagher & Flom LLP. The summary is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings, and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. The discussion below deals only with CODES held as a capital asset by a U.S. Holder (as defined below) and does not purport to deal with persons in special tax situations, such as:

    - dealers in securities or currencies,

    - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

    - regulated investment companies,

    - real estate investment trusts,

    - banks,

    - life insurance companies,

    - tax-exempt organizations,

    - persons who own CODES that are a hedge or that are hedged against interest rate risks,

    - persons who owns CODES as part of a straddle or conversion transaction for tax purposes,

    - persons whose functional currency for tax purposes is not the U.S. dollar, or

    - persons that are not U.S. Holders.

    The summary below does not address all of the tax consequences that may be relevant to a U.S. Holder. In particular, it does not address:

    - the U. S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of CODES,

    - any state, local or foreign tax consequences of the purchase, ownership or disposition of CODES, or

    - any federal, state, local or foreign tax consequences of owning or disposing of our CD common stock.

    Accordingly, you should consult your tax advisor regarding the tax consequences of purchasing, owning and disposing of CODES and our CD common stock in light of your own circumstances.

    If a partnership holds the CODES, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the CODES, you should consult your tax advisors.

    You are a U.S. Holder if you are a beneficial owner of a CODES and you are, for U.S. federal income tax purposes:

    - a citizen or resident of the U.S.,

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States,

    - an estate whose income is subject to U.S. federal income tax regardless of its source, or

    - a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

    WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CODES AND OUR CD COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE CODES

    Under the indenture governing the CODES, we and each holder of the CODES have agreed, for U.S. federal income tax purposes, to treat the CODES as indebtedness for U.S. federal income tax purposes that is subject to the regulations governing contingent payment debt instruments and the remainder of this discussion assumes that the CODES will be so treated. However, the proper U.S. federal income tax treatment of the CODES is uncertain in a number of respects, and no rulings have been sought or are expected to be sought from the Internal Revenue Service with respect to any of the U.S. federal income tax consequences discussed below. Accordingly, no assurance can be given that the IRS will not assert that the CODES should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in CODES. In particular, a holder might be required to accrue interest income at a lower rate, might not recognize income or gain upon conversion of the CODES to CD common stock, and might recognize capital gain upon a taxable disposition of its CODES.

ACCRUAL OF INTEREST

    Under the rules governing contingent payment debt obligations, a U.S. Holder generally will be required to accrue interest income on the CODES, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the CODES for non-tax purposes and in excess of any contingent interest payments actually received in that year.

    A U.S. Holder will accrue an amount of ordinary income for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the CODES that equals:

    - the product of (i) the adjusted issue price (as defined below) of the CODES as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the CODES, adjusted for the length of the accrual period;

    - divided by the number of days in the accrual period; and

    - multiplied by the number of days during the accrual period that the U.S. Holder held the CODES.

    The issue price of a CODES will be the first price at which a substantial amount of the CODES is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a CODES will be its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below and decreased by the projected amounts of any payments previously made with respect to the CODES.

    Under the rules governing contingent payment debt obligations, we are required to establish a "comparable yield," and we have determined that the comparable yield for the CODES is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the CODES. Accordingly, we have determined the comparable yield to be 9.47% compounded semiannually.

    We are required to furnish annually to the IRS and to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the CODES. This schedule must produce the comparable yield. The projected payment schedule for the CODES includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for it to Cendant at the address set forth in "Where You Can Find More Information." Pursuant to the terms of the Indenture, each U.S. Holder will be bound by our determination. For U.S. federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the CODES.

    THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE CODES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE IN RESPECT OF THE CODES.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE CODES

    If a U.S. Holder receives actual payments with respect to the CODES in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder would incur a "net positive adjustment" equal to the amount of such excess. The U.S. Holder would treat the "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

    If a U.S. Holder receives actual payments with respect to the CODES in a taxable year that in the aggregate are less than the amount of the projected payments for that taxable year, the U.S. Holder would incur a "net negative adjustment" equal to the amount of such deficit. This adjustment would
(a) reduce the U.S. Holder's interest income on the CODES for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the CODES during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

    Generally, the sale or exchange of a CODES, or the redemption of a CODES for cash, will result in taxable gain or loss to a U.S. Holder. Also, we intend to treat the receipt of our CD common stock by a U.S. Holder upon the conversion of a CODES, or upon the redemption of a CODES where we elect to pay in CD common stock, as a contingent payment. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a sale or exchange, or such a conversion or redemption, will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will equal the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any CD common stock received, and (b) the U.S. Holder's adjusted tax basis in the CODES. A U.S. Holder's adjusted tax basis in a CODES generally will equal the U.S. Holder's original purchase price for the CODES, increased by any original issue discount income previously accrued by the U.S. Holder (determined without regard to any adjustments to the accruals described above), and decreased by the amount of any projected payments previously made on the CODES to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a CODES generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the CODES are held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

    A U.S. Holder's tax basis in our CD common stock received upon a conversion of a CODES or upon a holder's exercise of a put right that we elect to pay in CD common stock should equal the then current fair market value of such CD common stock. The U.S. Holder's holding period for our CD common stock received will commence on the day immediately following the date of conversion or redemption.

PURCHASERS OF CODES AT A PRICE OTHER THAN THE ADJUSTED ISSUE PRICE

    A U.S. Holder that purchases CODES in the secondary market for an amount that differs from the adjusted issue price of the CODES at the time of purchase will be required to accrue interest income on the CODES in accordance with the comparable yield even if market conditions have changed since the date of issuance. A U.S. Holder must reasonably determine whether the difference between the purchase price for a CODES and the adjusted issue price of a CODES is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the CODES, a change in interest rates since the CODES were issued, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a "positive adjustment" or a "negative adjustment" to the U.S. Holder's interest inclusion. If the purchase price of a CODES is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a CODES, a negative adjustment will result. To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the CODES.

    To the extent that the difference between a U.S. Holder's purchase price for the CODES and the adjusted issue price of the CODES is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the CODES (and not to a change in the market interest rates), the U.S. Holder will be required to reasonably allocate that difference to the contingent payments. Adjustments allocated to the contingent payments will be taken into account when the contingent payments are made.

    Any negative or positive adjustment of the kind described above made by a U.S. Holder of a CODES will decrease or increase, respectively, the U.S. Holder's tax basis in the CODES.

    Certain U.S. Holders will receive Forms 1099-OID reporting interest accruals on their CODES. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from the U.S. Holder's purchase of a CODES in the secondary market at a price that differs from its adjusted issue price on the date of purchase. U.S. Holders are urged to consult their tax advisors as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.

CONSTRUCTIVE DIVIDENDS

    If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the CODES, the exchange rate of the CODES is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the CODES.

    For example, an increase in the exchange rate in the event of distribution of our evidence of indebtedness or our assets or an increase in the event of an extraordinary cash dividend generally will result in deemed dividend treatment to holders of the CODES, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for CD common stock will not.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

    Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the CODES may be subject to information reporting and U.S. federal backup withholding tax at a rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability.

TAX EVENT

    The modification of the terms of the CODES by us upon a Tax Event could possibly alter the timing of income recognition by the holders with respect to the payments of interest due after the option exercise date.

                            SELLING SECURITYHOLDERS

    The CODES were originally issued by us and sold by Lehman Brothers Inc. (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the CODES listed below and the shares of CD common stock issued upon purchase by us, or conversion, of such CODES. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

    The table below sets forth the name of each selling securityholder, the principal amount at maturity of CODES that each selling securityholder may offer pursuant to this prospectus and the number of shares of CD common stock into which such CODES are convertible. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding CD common stock.


    We have prepared the table below based on information given to us by the selling securityholders on or prior to July 19, 2001. However, any or all of the CODES or shares of CD common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of CODES or shares of CD common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their CODES since the date of which the information in the table is presented.


    Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the CODES and shares of CD common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.


                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
AFTRA Health Fund........      $    1,050,000                  *                  35,070                   *
AIG SoundShore Holdings
  Ltd. ..................           7,616,000                  *                 254,374                   *
AIG SoundShore
  Opportunity Holding
  Fund Ltd. .............           6,488,000                  *                 216,699                   *
AIG SoundShore Strategic
  Holding Fund Ltd. .....           5,896,000                  *                 196,926                   *
AIG/National Union Fire
  Insurance..............           1,050,000                  *                  35,070                   *
Allstate Insurance
  Company (3)............           5,250,000                  *                 175,350                   *
Allstate Life Insurance
  Company (3)............          11,800,000                  *                 394,120                   *
Alpha U.S. Sub Fund VIII
  LLC....................           1,800,000                  *                  60,120                   *
American Fidelity
  Assurance Company......             400,000                  *                  13,360                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
American Masters Fund "AG
  Absolute Return Series"
  Limited................      $    4,700,000                  *                 156,980                   *
Amerisure Companies/
  Michigan Mutual
  Insurance Company......             875,000                  *                  29,225                   *
Angelo, Gordon & Co.,
  L.P....................           2,700,000                  *                  90,180                   *
Argent Convertible
  Arbitrage Fund Ltd.....           5,000,000                  *                 167,000                   *
Aristeia International
  Limited................          11,295,000                  *                 377,253                   *
Aristeia Partners,
  L.P....................           5,205,000                  *                 173,847                   *
Associated Electric & Gas
  Insurance Services
  Limited................           2,000,000                  *                  66,800                   *
Aventis Pension Master
  Trust..................             710,000                  *                  23,714                   *
Bancroft Convertible
  Fund, Inc..............           1,500,000                  *                  50,100                   *
BankAmerica Pension
  Plan...................           5,000,000                  *                 167,000                   *
Bankers Trust Company
  Trustee for
  DaimlerChrysler Corp
  Emp#1 Pension Plan
  dated 4/1/89...........           9,870,000                  *                 329,658                   *
Blue Cross Blue Shield of
  Florida................           4,500,000                  *                 150,300                   *
Boilermaker--Blacksmith
  Pension Trust..........           4,450,000                  *                 148,630                   *
CALAMOS-Registered Trademark-
  Convertible
  Fund--CALAMOS-Registered Trademark-
  Investment Trust.......           9,350,000                  *                 312,290                   *
CALAMOS-Registered Trademark-
  Convertible Growth and
  Income
  Fund--CALAMOS-Registered Trademark-
  Investment Trust.......           6,000,000                  *                 200,400                   *
CALAMOS-Registered Trademark-
  Convertible
  Portfolio--CALAMOS-Registered Trademark-
  Advisors Trust.........             400,000                  *                  13,360                   *
CapitalCare, Inc.........             110,000                  *                   3,674                   *
CareFirst of Maryland,
  Inc....................             450,000                  *                  15,030                   *
CFFX, LLC................          10,000,000                  *                 334,000                   *
CGU Life Insurance Co. of
  America................           6,000,000                  *                 200,400                   *
Chrysler Corporation
  Master Retirement
  Trust..................          15,040,000               1.02%                502,336                   *
CIBC World Markets.......           2,500,000                  *                  83,500                   *
City of Albany Pension
  Plan...................             395,000                  *                  13,193                   *
City of Birmingham
  Retirement & Relief
  System.................           3,250,000                  *                 108,550                   *
City of Knoxville Pension
  System.................             920,000                  *                  30,728                   *
Clarica Life Insurance
  Co.--U.S...............           1,100,000                  *                  36,740                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
Commonwealth Professional
  Assurance Company c/o
  Income Research &
  Management.............      $    1,300,000                  *                  43,420                   *
Conseco Annuity Assurance
  Company--Multi-bucket
  Annuity Convertible
  Bond Fund..............           5,000,000                  *                 167,000                   *
Conseco Fund Group--
  Convertible Securities
  Fund...................           1,000,000                  *                  33,400                   *
D.E. Shaw Investments,
  L.P....................           2,286,000                  *                  76,352                   *
D.E. Shaw Valence,
  L.P....................           9,144,000                  *                 305,410                   *
Deephaven Domestic
  Convertible Trading
  Ltd....................          28,200,000               1.91%                941,880                   *
Delta Air Lines Master
  Trust (c/o Oaktree
  Capital Management,
  LLC)...................           4,300,000                  *                 143,620                   *
Delta Airlines Master
  Trust..................           7,850,000                  *                 262,190                   *
Delta Pilots D & S
  Trust..................           2,115,000                  *                  70,641                   *
Delta Pilots Disability
  and Survivorship
  Trust..................           1,495,000                  *                  49,933                   *
Dorinco Reinsurance
  Company................           1,825,000                  *                  60,955                   *
Drury University.........             155,000                  *                   5,177                   *
Duckbill & Co............           5,000,000                  *                 167,000                   *
Dylan (IMA) Limited......           6,000,000                  *                 200,400                   *
Ellsworth Convertible
  Growth and Income Fund,
  Inc....................           1,500,000                  *                  50,100                   *
Family Service Life
  Insurance Company......             300,000                  *                  10,020                   *
Federated Equity Income
  Fund...................          66,000,000               4.46%              2,204,400                   *
Federated Insurance
  Series, on behalf of
  its Federated Equity
  Income Fund II.........           2,600,000                  *                  86,840                   *
Forest Alternative
  Strategies Fund II L.P.
  A5M....................           1,270,000                  *                  42,418                   *
Forest Fulcrum
  Fund, L.P..............          13,100,000                  *                 437,540                   *
Forest Global Convertible
  Fund A5................          68,830,000               4.65%              2,298,922                   *
Franklin and Marshall
  College................             640,000                  *                  21,376                   *
FreeState Health Plan,
  Inc....................             125,000                  *                   4,175                   *
Gaia Offshore Master Fund
  Ltd....................          20,000,000               1.35%                668,000
Genesee County Employees'
  Retirement System......             875,000                  *                  29,225                   *
GLG Market Neutral Fund..          44,500,000               3.01%              1,486,300                   *
Global Bermuda Limited
  Partnership............           3,000,000                  *                 100,200                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
Granville Capital
  Corporation............          19,000,000               1.28%                634,600                   *
Greek Catholic Union.....             115,000                  *                   3,841                   *
Greek Catholic Union
  II.....................               5,000                  *                   2,505                   *
Group Hospitalization and
  Medical Services,
  Inc....................             500,000                  *                  16,700                   *
Guardian Life Insurance
  Company of America.....          16,700,000               1.13%                557,780                   *
Guardian Pension Trust...             900,000                  *                  30,060                   *
H. K. Porter Company,
  Inc....................             110,000                  *                   3,674                   *
Healthcare Underwriters
  Mutual Insurance
  Company (4)............           1,050,000                  *                  35,070                   *
HealthNow New York,
  Inc....................             300,000                  *                  10,020                   *
Highbridge International
  LLC (5)................          23,000,000               1.56%                768,200                   *
International Monetary
  Fund, Convertible
  Fund...................           1,900,000                  *                  63,460                   *
Investcorp--SAM Fund
  Ltd. ..................           8,700,000                  *                 290,580                   *
Island Holdings..........              60,000                  *                   2,004                   *
J.P. Morgan Securities,
  Inc....................          10,000,000                  *                 334,000                   *
Jackson County Employees'
  Retirement System......             475,000                  *                  15,865                   *
JMG Capital Partners,
  L.P....................           2,500,000                  *                  83,500                   *
JMG Triton Offshore Fund,
  Ltd....................           2,500,000                  *                  83,500                   *
KBC Financial Products
  USA....................           1,500,000                  *                  50,100                   *
Kettering Medical Center
  Funded Depreciation
  Account................             265,000                  *                   8,851                   *
Knoxville Utilities Board
  Retirement System......             630,000                  *                  21,042                   *
Lakeshore International
  Limited................           7,000,000                  *                 233,800                   *
Landesbank Schleswig-
  Holstein International
  S.A....................           5,000,000                  *                 167,000                   *
Lehman Brothers Inc......          95,000,000               6.42%              3,173,000                   *
LibertyView Funds L.P....           8,775,000                  *                 293,085                   *
Lincoln National Global
  Asset Allocation Fund,
  Inc....................              50,000                  *                   1,670                   *
LLT Limited..............           3,400,000                  *                 113,560                   *
Louisiana Workers'
  Compensation
  Corporation............             600,000                  *                  20,040                   *
Lutheran Brotherhood.....           7,000,000                  *                 233,800                   *
Lydian Jerseas Partners
  Masterfund.............         113,000,000               7.64%              3,774,200                   *
Lyxor Master Fund,
  c/o Forest Investment
  Management L.L.C.......          15,990,000               1.08%                534,066                   *
Macomb County Employees'
  Retirement System......      $    1,150,000                  *                  38,410                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
Mag Mutual Insurance
  Company (4)............             350,000                  *                  11,690                   *
Mainstay Convertible
  Fund...................          15,185,000               1.03%                507,179                   *
Mainstay Strategic Value
  Fund...................              90,000                  *                   3,006                   *
Mainstay VP Convertible
  Portfolio..............           3,830,000                  *                 127,922                   *
McMahan Securities Co.,
  L.P....................           4,500,000                  *                 150,300                   *
Medical Liability Mutual
  Insurance Company (4)..           6,600,000                  *                 220,440                   *
Michael Angelo, L.P......           5,400,000                  *                 180,360                   *
Motion Picture Industry
  Health Plan--Active
  Member Fund............           1,485,000                  *                  49,599                   *
Motion Picture Industry
  Health Plan--Retiree
  Member Fund............             540,000                  *                  18,036                   *
Museum of Fine Arts,
  Boston.................              25,000                  *                     835                   *
Nalco Chemical Company...             350,000                  *                  11,690                   *
Nashville Electric
  Service................             550,000                  *                  18,370                   *
Nationwide Separate
  Account Trust, on
  behalf of its
  Nationwide Equity
  Income Fund............           1,700,000                  *                  56,780                   *
NCMIC Insurance
  Company (4)............             400,000                  *                  13,360                   *
New York Life Separate
  Account #7.............           2,055,000                  *                  68,637                   *
Nomura Securities
  International Inc......          15,000,000               1.01%                501,000                   *
NORCAL Mutual Insurance
  Company................             700,000                  *                  23,380                   *
OCM Convertible Trust....          10,315,000                  *                 344,521                   *
OHIC Insurance
  Company (4)............             700,000                  *                  23,380                   *
Ohio National Fund, Inc.
  on behalf of its Equity
  Income Portfolio.......             250,000                  *                   8,350                   *
Onyx Fund Holdings, LDC..          30,000,000               2.03%              1,002,000                   *
Paloma Securities LLC....          40,000,000               2.70%              1,336,000                   *
Park Avenue Life
  Insurance Company......             100,000                  *                   3,340                   *
Parker-Hannifin
  Corporation............              80,000                  *                   2,672                   *
Partner Reinsurance
  Company Ltd............           2,495,000                  *                  83,333                   *
Penn Treaty Network
  America Insurance
  Company................             800,000                  *                  26,720                   *
Physicians' Reciprocal
  Insurers Account #7....           3,250,000                  *                 108,550                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
Port Authority of
  Allegheny County
  Retirement and
  Disability Allowance
  Plan For Employees
  Represented by Local 85
  of the Amalgated
  Transit Union..........      $    4,675,000                  *                 156,145                   *
Primex, Ltd. (4).........             350,000                  *                  11,690                   *
Prisma Foundation........             130,000                  *                   4,342                   *
Putman Convertible
  Opportunities and
  Income Trust...........             110,000                  *                   3,674                   *
Putman Asset Allocation
  Funds--Balanced
  Portfolio..............             410,000                  *                  13,694                   *
Putnam Asset Allocation
  Funds--Conservative
  Portfolio..............             310,000                  *                  10,354                   *
Putnam Variable Trust--
  Putnam VT Global Asset
  Allocation Fund........             100,000                  *                   3,340                   *
RAM Trading Ltd..........          10,000,000                  *                 334,000                   *
Ramius, L.P..............           2,700,000                  *                  90,180                   *
Raphael II, Ltd..........           9,750,000                  *                 325,650                   *
RBC Capital Services,
  Inc.,
  c/o Forest Investment
  Management L.L.C.......             505,000                  *                  16,867                   *
RCG Baldwin, L.P.........           1,350,000                  *                  45,090                   *
RCG Multi-Strategy
  Account, L.P...........           5,400,000                  *                 180,360                   *
Rhapsody Fund, L.P. .....          10,900,000                  *                 364,060                   *
Sagamore Hill Hub Fund
  Ltd....................          10,000,000                  *                 334,000                   *
Salomon Smith Barney,
  Inc. ..................           4,490,000                  *                 149,966                   *
SAM Investments LDC......         100,000,000               6.76%              3,340,000                   *
SCI Endowment Care Common
  Trust Fund--
  Suntrust...............             200,000                  *                   6,680                   *
SCI Endowment Care Common
  Trust Fund--National
  Fiduciary Services.....             500,000                  *                  16,700                   *
Southdown Pension Plan...             500,000                  *                  16,700                   *
Southern Farm Bureau Life
  Insurance Company......           1,675,000                  *                  55,945                   *
SPT......................           3,650,000                  *                 121,910                   *
Starvest Combined
  Portfolio..............           1,150,000                  *                  38,410                   *
State Employees'
  Retirement Fund of The
  State of Delaware......           6,410,000                  *                 214,094                   *
State of Connecticut
  Combined Investment
  Funds..................          10,000,000                  *                 334,000                   *
State of Florida, Office
  of the Treasurer.......           5,500,000                  *                 183,700                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
State Street Bank
  Custodian for GE
  Pension Trust..........      $    4,890,000                  *                 163,326                   *
Sylvan I.M.A. Ltd.,
  c/o Forest Investment
  Management L.L.C.......           6,405,000                  *                 213,927                   *
Teachers Insurance and
  Annuity Association....          17,500,000               1.18%                584,500                   *
The Class IC Company,
  Ltd....................           4,000,000                  *                 133,600                   *
The Cockrell
  Foundation.............             125,000                  *                   4,175                   *
The Dow Chemical Company
  Employees' Retirement
  Plan...................           8,800,000                  *                 293,920                   *
The Fondren Foundation...             280,000                  *                   9,352                   *
The Northwestern Mutual
  Life Insurance
  Company (6)............          24,200,000               1.64%                808,280                   *
The Reciprocal of
  America (4)............             550,000                  *                  18,370                   *
Tokai Asia Ltd...........          15,000,000               1.01%                501,000                   *
Triborough Partners QP,
  LLC....................           3,000,000                  *                 100,200                   *
Tufts Associated Health
  Plan c/o Income
  Research & Management..           1,690,000                  *                  56,446                   *
UBS AG, London Branch....          39,936,000               2.70%              1,333,862                   *
UBS O'Connor LLC F/B/O
  UBS Global Equity
  Arbitrage Master
  Ltd....................          40,000,000               2.70%              1,336,000                   *
Unifi, Inc. Profit
  Sharing Plan and
  Trust..................             435,000                  *                  14,529                   *
Union Carbide Retirement
  Account................           3,200,000                  *                 106,880                   *
United Food and
  Commercial Workers
  Local 1262 and
  Employers Pension
  Fund...................           2,100,000                                     70,140                   *
University of
  Massachusetts c/o
  Income Research &
  Management.............             260,000                  *                   8,684                   *
University of
  Rochester..............              40,000                  *                   1,336                   *
Van Waters & Rogers, Inc.
  Retirement Plan........           1,220,000                  *                  40,748                   *
White River Securities,
  L.L.C..................          25,000,000               1.69%                835,000                   *
William Blair & Company
  LLC....................             750,000                  *                  25,050                   *
Worldwide Transactions
  Ltd....................             843,000                  *                  28,156                   *

                                                                                                PERCENTAGE OF SHARES
                            AGGREGATE PRINCIPAL                            NUMBER OF SHARES         OF CD COMMON
                           AMOUNT AT MATURITY OF    PERCENTAGE OF CODES   OF CD COMMON STOCK           STOCK
NAME                       CODES THAT MAY BE SOLD       OUTSTANDING       THAT MAY BE SOLD(1)      OUTSTANDING(2)
----                       ----------------------   -------------------   -------------------   --------------------
Zurich Master Hedge Fund,
  c/o Forest Investment
  Management L.L.C.......      $    5,500,000                  *                 183,700                   *
All other holders of
  CODES or future
  transferees, pledgees,
  donees, assignees or
  successors of any such
  holders (7)(8).........         135,694,000               9.17%              4,532,180                0.53%
                               --------------             ------              ----------                ----
    Total................      $1,479,258,000             100.00%             49,407,217                5.76%
                               ==============             ======              ==========                ====


--------------------------

*   Less than one percent.

(1) Assumes conversion of all of the holder's CODES at a conversion rate of
    33.40 shares of CD common stock per $1,000 principal amount at maturity of the CODES. This conversion rate is subject to adjustment, however, as described under "Description of the CODES--Conversion Rights". As a result, the number of shares of CD common stock issuable upon conversion of the CODES may increase or decrease in the future. Does not include shares of CD common stock that may be issued by us upon purchase of CODES by us at the option of the holder.


(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 857,074,916 shares of CD common stock outstanding as of June 30, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of CD common stock issuable upon conversion of all that holder's CODES, but we did not assume conversion of any other holder's CODES. Does not include shares of CD common stock that may be issued by us upon purchase of CODES by us at the option of the holder.



(3) Allstate Insurance Company is the parent company of Allstate Life Insurance Company. Allstate Insurance Company and Allstate Life Insurance Company collectively hold 1.15% of the outstanding CODES.



(4) INVESCO, Inc. ("INVESCO") is the investment adviser of Medical Liability Mutual Insurance Company, Healthcare Underwriters Mutual Insurance Company, OHIC Insurance Company, Primex, Ltd., The Reciprocal of America, NCMIC Insurance Company and Mag Mutual Insurance Company, and has sole dispositive power and voting authority over the securities held by these entities. INVESCO disclaims beneficial ownership of the securities held by each of these entities.



(5) Highbridge International LLC also beneficially owns $27,343,000 of the outstanding $550 million of the 3% convertible subordinated notes of Cendant due February 2002.



(6) Includes $1,200,000 principal amount of CODES held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.



(7) Information about other selling securityholders will be set forth in prospectus supplements, if required.



(8) Assumes that any other holders of CODES, or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of CODES, do not beneficially own any shares of CD common stock other than the CD common stock issuable upon conversion of the CODES at the initial conversion rate.

                              PLAN OF DISTRIBUTION

    We are registering the CODES and shares of CD common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the CODES and the shares of CD common stock covered by this prospectus.

    We will not receive any of the proceeds from the offering of CODES or the shares of CD common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the CODES and shares of CD common stock beneficially owned by them and offered hereby from time to time:

    - directly; or

    - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the CODES and shares of CD common stock for whom they may act as agent.

    The CODES and the shares of CD common stock may be sold from time to time in one or more transactions at:

    - fixed prices, which may be changed;

    - prevailing market prices at the time of sale;

    - varying prices determined at the time of sale; or

    - negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the CODES or shares of CD common stock offered by them hereby will be the purchase price of the CODES or shares of CD common stock less discounts and commissions, if any.

    The sales described in the preceding paragraph may be effected in transactions:

    - on any national securities exchange or quotation service on which the CODES or shares of CD common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of CD common stock,

    - in the over-the counter market;

    - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    - through the writing of options.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

    In connection with sales of the CODES and shares of CD common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the CODES and shares of CD common stock in the course of hedging their positions. The selling securityholders may also sell the CODES and shares of CD common stock short and deliver CODES and shares of CD common stock to close out short positions, or loan or pledge CODES and shares of CD common stock to broker-dealers that in turn may sell the CODES and shares of CD common stock.

    To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the CODES and the shares of CD common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the CODES and the shares of CD common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the CODES and the shares of CD common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

    The outstanding shares of CD common stock are listed for trading on the New York Stock Exchange.

    The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the CODES or the shares of CD common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the CODES or the shares of CD common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

    The CODES were issued and sold in February, 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the registration statement to which this prospectus relates and each person, if any, who controls Cendant within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against specified liabilities arising under the Securities Act.

    The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the CODES and the underlying shares of CD common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the CODES and the underlying shares of CD common stock to engage in market-making activities with respect to the particular CODES and the underlying shares of CD common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the CODES and the underlying shares of CD common stock and the ability of any person or entity to engage in market-making activities with respect to the CODES and the underlying shares of CD common stock.

    We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

    - two years after the last date of original issuance of any of the CODES;

    - the date when the holders of the CODES and the common stock issuable upon conversion of the CODES are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act;

    - the date when all the CODES and the common stock issuable upon conversion of the CODES have ceased to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise); or

    - the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder.

    Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of CODES and shares of CD common stock pursuant to the registration statement to which this prospectus relates.

                                 LEGAL OPINIONS

    Certain legal matters with respect to the CODES will be passed upon for us by Eric J. Bock, Esq., Senior Vice President, Law and Secretary of Cendant. Mr. Bock holds shares of CD common stock and options to acquire shares of CD common stock. Skadden, Arps, Slate, Meagher & Flom, LLP has advised us as to certain tax matters relating to the CODES.

                                    EXPERTS


    Our financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs relating to the change in certain revenue recognition policies regarding the recognition of non-refundable one-time fees and pro rata refundable subscription revenue and the restatement of the financial statements to reflect the individual membership business as part of continuing operations as discussed in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

    Cendant is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. The SEC also maintains a website that contains reports, proxy and information statements and other information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The website address is http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" the information it files with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that Cendant files later with the SEC will automatically update and supersede this information. Cendant incorporates by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the end of the offering of the CODES and shares of CD common stock under this document.


       - our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, filed on July 3, 2001;



       - our Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2001, filed on July 3, 2001;



       - our Current Reports on Form 8-K dated January 9, 2001, January 18, 2001, February 7, 2001 (filed on February 8, 2001), February 8, 2001, February 20, 2001, March 1, 2001 (filed on March 9, 2001), March 12, 2001, April 2, 2001 (filed on April 3, 2001), April 18, 2001

         (filed on April 19, 2001), April 18, 2001 (filed on April 19, 2001), May 2, 2001, May 4, 2001, May 10, 2001 (filed on May 11, 2001),
         May 24, 2001 (filed on May 25, 2001), June 13, 2001 (filed on June 15,
         2001), June 18, 2001, July 2, 2001 (filed on July 3, 2001), July 10,
         2001, July 18, 2001 (filed on July 19, 2001) and July 19, 2001; and



       - our Current Reports on Form 8-K/A dated January 19, 2001 and March 21, 2001;



       - the description of Cendant's CD common stock in the Proxy Statement dated February 10, 2000, filed on February 11, 2000.


    Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

    You may request a copy of any of the documents which are incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such documents and our Certificate and By-laws, at no cost, by writing or telephoning Cendant at the following:

        Investor Relations
       Cendant Corporation
       9 West 57th Street
       New York, NY 10019
       Telephone: (212) 413-1800

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Cendant is paying all of the selling securityholders' expenses related to this offering, except the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by Cendant in connection with this Registration Statement and the distribution of the CODES and shares of CD common stock registered hereby. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.


Securities and Exchange Commission Registration Fee.........  $245,779
Printing and Engraving Fees and Expenses....................    30,000
Accounting Fees and Expenses................................   100,000
Legal Fees..................................................   100,000
Miscellaneous...............................................   200,000
                                                              --------
    Total...................................................  $675,779
                                                              ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 102 of the General Corporation Law of the State of Delaware allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

    Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorney's fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

    Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

    The Registrant's By-Laws contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the full extent permitted by, and in the manner permissible under, the General Corporation Law of the State of Delaware.

    As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the Registrant's Amended and Restated Certificate of Incorporation contains a provision eliminating the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

    Cendant Corporation maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

ITEM 16. EXHIBITS

    The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.


       EXHIBIT
       NUMBER                             DESCRIPTION OF EXHIBITS
---------------------                     -----------------------
         3.1            Amended and Restated Certificate of Incorporation of Cendant
                        Corporation (incorporated by reference to Exhibit 3.1 to the
                        Registrant's Form 10-Q/A for the quarterly period ended
                        March 31, 2000, dated July 28, 2000)

         3.2            Amended and Restated By-Laws of Cendant Corporation
                        (incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-Q/A for the quarterly period ended
                        March 31, 2000, dated July 28, 2000)

         4.1            Indenture dated as of February 13, 2001 between Cendant
                        Corporation and The Bank of New York, as trustee
                        (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K/A filed on
                        March 21, 2001)

         4.2            First Supplemental Indenture dated as of June 13, 2001
                        between Cendant Corporation and The Bank of New York, as
                        trustee (incorporated by reference to Exhibit 4.1 to the
                        Registrant's Current Report on Form 8-K dated June 13, 2001
                        (filed on June 15, 2001))

         4.3            Form of Zero Coupon Senior Convertible Contingent Debt
                        Securities (CODES) (included in Exhibit 4.1)**

         4.4            Registration Rights Agreement dated as of February 13, 2001, between Cendant Corporation and Lehman Brothers Inc.
                        (incorporated by reference to Exhibit 4.7 to the
                        Registrant's Annual Report on Form 10-K filed on March 29,
                        2001)

         5.1            Opinion of Eric J. Bock**

         8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal income tax matters**

        12.1            Statement re: Computation of Ratio of Earnings to Fixed
                        Charges (incorporated by reference to Exhibit 12 to the
                        Registrant's Annual Report on Form 10-K/A filed on July 3,
                        2001)

       EXHIBIT
       NUMBER                             DESCRIPTION OF EXHIBITS
---------------------                     -----------------------
        12.2            Statement: re Computation of Ratio of Earnings to Fixed
                        Charges (incorporated by reference to Exhibit 12 to the
                        Registrant's Quarterly Report on Form 10-Q/A filed on
                        July 3, 2001)

        23.1 Consent of Deloitte & Touche LLP, Independent Auditors relating to Cendant Corporation*

        23.2 Consent of Deloitte & Touche LLP, Independent Auditors relating to Avis Group Holdings, Inc.*

        23.3            Consent of Eric J. Bock (included in Exhibit 5.1)**

        23.4            Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (included in Exhibit 8.1)**

        23.5            Consent of KPMG LLP relating to Galileo
                        International, Inc.*

        24.1            Power of Attorney**

        25.1            A Statement of Eligibility on Form T-1 under the Trust
                        Indenture Act of 1939, as amended, of the trustee under the indenture**


------------------------


*   Filed herewith.



**  Previously filed.


ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Cendant Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York on July 20, 2001.


                                                       CENDANT CORPORATION

                                                       By:  /s/ JAMES E. BUCKMAN
                                                            -----------------------------------------
                                                            Name: James E. Buckman
                                                            Title:  Vice Chairman and General Counsel


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on July 20, 2001.



                        NAME                                      TITLE
                        ----                                      -----
                                                       Chairman of the Board of
                          *                              Directors, President,
     -------------------------------------------         Chief Executive Officer
                 Henry R. Silverman                      and Director

                /s/ JAMES E. BUCKMAN
     -------------------------------------------       Vice Chairman, General
                  James E. Buckman                       Counsel and Director

     -------------------------------------------       Vice Chairman and Director
                  Stephen P. Holmes

                          *                            Senior Executive Vice
     -------------------------------------------         President and Chief
                  Kevin M. Sheehan                       Financial Officer

                 /s/ TOBIA IPPOLITO                    Executive Vice President,
     -------------------------------------------         Finance and Chief
                   Tobia Ippolito                        Accounting Officer

                          *
     -------------------------------------------       Director
                  Myra J. Biblowit

                          *
     -------------------------------------------       Director
           The Honorable William S. Cohen

                        NAME                                      TITLE
                        ----                                      -----
                          *
     -------------------------------------------       Director
                 Leonard S. Coleman

     -------------------------------------------       Director
                  Martin L. Edelman

                          *
     -------------------------------------------       Director
                 Dr. John C. Malone

                          *
     -------------------------------------------       Director
                   Cheryl D. Mills

                          *
     -------------------------------------------       Director
             The Rt. Hon. Brian Mulroney

                          *
     -------------------------------------------       Director
                Robert E. Nederlander

                          *
     -------------------------------------------       Director
                  Robert W. Pittman

                          *
     -------------------------------------------       Director
                 Sheli Z. Rosenberg

     -------------------------------------------       Director
                   Robert F. Smith



*By:  /s/ JAMES E. BUCKMAN
      --------------------------------------
      James E. Buckman
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                             DESCRIPTION OF EXHIBITS
---------------------                     -----------------------
         3.1            Amended and Restated Certificate of Incorporation of Cendant
                        Corporation (incorporated by reference to Exhibit 3.1 to the
                        Registrant's 10-Q/A for the quarterly period ended
                        March 31, 2000, dated July 28, 2000)

         3.2            Amended and Restated By-laws of Cendant Corporation
                        (incorporated by reference to Exhibit 3.2 to the Registrant's 10-Q/A for the quarterly period ended
                        March 31, 2000, dated July 28, 2000)

         4.1            Indenture dated as of February 13, 2001 between Cendant
                        Corporation and The Bank of New York, as trustee
                        (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K/A filed on
                        March 21, 2001)

         4.2 First Supplemental Indenture dated as of June 13, 2001 between Cendant Corporation and The Bank of New York, as trustee (incorporated by reference to the Registrant's
                        Current Report on Form 8-K dated June 13, 2001 filed on
                        June 15, 2001)

         4.3            Form of Zero Coupon Senior Convertible Contingent Debt
                        Securities (CODES) (included in Exhibit 4.1)**

         4.4            Registration Rights Agreement dated as of February 13, 2001, between Cendant Corporation and Lehman Brothers Inc.
                        (incorporated by reference to Exhibit 4.7 to the
                        Registrant's Annual Report on Form 10-K filed on March 29,
                        2001)

         5.1            Opinion of Eric J. Bock**

         8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal income tax matters**

        12.1            Statement re: Computation of Ratio of Earnings to Fixed
                        Charges (incorporated by reference to Exhibit 12 to the
                        Registrant's Annual Report on Form 10-K/A filed on July 3,
                        2001)

        12.2            Statement: re Computation of Ratio of Earnings to Fixed
                        Charges (incorporated by reference to Exhibit 12 to the Registrant's Quarterly Report on Form 10-Q/A filed on
                        July 3, 2001)

        23.1 Consent of Deloitte & Touche LLP, Independent Auditors relating to Cendant Corporation*

        23.2 Consent of Deloitte & Touche LLP, Independent Auditors relating to Avis Group Holdings, Inc.*

        23.3            Consent of Eric J. Bock (included in Exhibit 5.1)**

        23.4            Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (included in Exhibit 8.1)**

        23.5            Consent of KPMG LLP relating to Galileo International, Inc.*

        24.1            Power of Attorney**

        25.1            A Statement of Eligibility on Form T-1 under the Trust
                        Indenture Act of 1939, as amended, of the trustee under the indenture**


------------------------


*   Filed herewith.



**  Previously filed.